SIDLEY AUSTIN llp One South Dearborn Street Chicago, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
dspies@sidley.com (312) 853 4167	Founded 1866

February 7, 2012

VIA EDGAR

Ms. Sonia Gupta Barros Special Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Millburn Multi-Markets Fund L.P. (the “Registrant”) — Amendment No. 3 to Registration Statement on Form 10-12(g) Filed on August 29, 2011

Dear Ms. Barros:

We thank you for your comment letter of September 8, 2011 relating to the Registrant’s Amendment No. 3 to Registration Statement on Form 10-12(g) filed on August 29, 2011. For your convenience, the comment in your September 8, 2011 letter is set forth verbatim below, together with response thereto.

Millburn Multi-Markets Fund L.P.

2. Summary of Significant Accounting Policies, page 45

1.	We note your response to prior comment 4. It does not appear that you are amortizing to expense such initial offering costs over 12 months on a straight-line basis pursuant to FASB ASC 946-20-35-5, but instead are basing your amortization period over the period with which the Master Fund, on behalf of the Partnership, is reimbursing the General Partner. In addition, please tell us whether you have accrued a liability for the estimated amount of expenses to be reimbursed to the general partner at either the Partnership or Master Fund level.

Initial offering costs incurred by open-end investment companies (which are roughly analogous to the Registrant) are typically treated as deferred charges pursuant to FASB ASC 946-20-25-6. Under such circumstances, FASB ASC 946-20-35-5 requires such deferred costs to be amortized over 12 months on a straight-line basis. However, neither of these provisions squarely addresses the circumstances applicable to the Registrant. Neither the Registrant nor Millburn Multi-Markets Trading L.P. (the “Master Fund”) paid the Registrant’s initial offering costs. Rather such costs were paid by Millburn Ridgefield Corporation (“Millburn”), the general partner of the Registrant and the Master Fund, and, subject to the provisions of Section 6(e) of the Registrant’s Third Amended and Restated Limited Partnership Agreement (the “LPA”) and the limitation on reimbursement discussed below, are being reimbursed to Millburn by the Master Fund, on behalf of the Registrant, over 60 monthly installments beginning in August 2009, the commencement of the Registrant’s operations. These costs are being amortized over the same 60 month period. Millburn believes this is a reasonable approach to accounting for such costs and, to the extent it is considered a deviation from generally accepted accounting principles, the deviation, as described below, is in compliance with the contractual provisions of the LPA and immaterial.

Ms. Sonia Gupta Barros

February 7, 2012

Section 6(e) of the LPA states the following:

“The [Registrant] shall bear all of its own expenses (which may be paid by the Master Fund on behalf of the [Registrant]), including, but not limited to … (b) expenses incurred in connection with the organization of the [Registrant] and the initial offering of the Units, which have been paid by [Millburn] and shall be reimbursed by the [Registrant] in 60 equal monthly installments beginning with the commencement of the [Registrant]’s operations; provided, however, that to the extent the reimbursed amount of such organizational and initial offering costs exceeds in the aggregate for any month 1/12 of 0.05% (0.05% per annum) of the [Registrant]’s month-end net asset value, such excess will not be reimbursed by the [Registrant] but will be borne by [Millburn]; provided further, that the [Registrant]’s obligation to reimburse [Millburn] for such expenses shall terminate if the [Registrant] is terminated prior to the end of such 60 month period”.

The total amount of initial offering costs incurred by Millburn on behalf of the Registrant was $191,967. A portion of this amount was to be reimbursed to Millburn in 60 monthly installments based on the lesser of 1/12 of 0.05% of the Registrant’s month-end net asset value or $3,199.45 per month (e.g. $191,967 divided by 60 monthly installments equals $3,199.45 per month). Accordingly as long as the month end net asset value of the Registrant was at least $76,786,800, the full $3,199.45 would be reimbursed (e.g. $76,786,800 X 1/12 of 0.05% = $3,199.45). The fact was that this threshold was not reached until October 2010. Prior to October 2010, the net asset value of the Registrant was always less than $76,786,800 and accordingly the reimbursement amount for each of the first 14 months was less than $3,199.45, averaged about $986 a month and was as low as $20 in the first month. As a result, $30,987 of offering costs are no longer reimbursable to Millburn and will never be a liability of the Registrant.

Ms. Sonia Gupta Barros

February 7, 2012

The Staff’s Financial Reporting Manual (the “Manual”) appears to provide guidance on the method of accounting for initial offering costs in circumstances similar to the Registrant’s. Section 7210.1 of the Manual provides that “[o]rganizational and offering costs paid for by a related party should be reflected in the financial statements of the registrant where those costs will be directly or indirectly reimbursed. [SAB Topic 5D] In the absence of an obligation or intent to reimburse directly or indirectly, the staff will not insist on inclusion of these amounts in the issuer’s financial statements” (emphasis added).

The Registrant’s financial statements reflected a net asset value of $9,284,552 and a liability of $387 for initial offering costs at December 31, 2009. The liability was an amount equal to 1/12 of 0.05% of $9,284,552. The Registrant should arguably have recorded a liability at December 31, 2009 equal to an amount that would have reflected the remaining reimbursable offering costs and assuming a constant net asset value for purposes of determining the expense reimbursement cap. Millburn believes it would have been inappropriate to record a liability for the full amount of the remaining reimbursable initial offering costs at December 31, 2009 given the actual net asset value of the Registrant at December 31, 2009 and the fact that there could be no assurance that the Registrant’s assets would grow to a level that would permit full reimbursement in future months. Had Registrant recorded a liability in the following manner, the amount of the liability would have been $21,277. This amount is arrived at by multiplying the net asset value of the Registrant ($9,284,552) by the expense cap (1/12 of 0.05%) multiplied by the number of months remaining during the amortization period (55) at December 31, 2009. The difference between the $21,277 that arguably should have been recorded as a liability and the liability that was actually recorded amounts to approximately 0.23% of the Registrant’s net asset value at December 31, 2009 and is immaterial.

Similarly, because the Registrant’s net asset value exceeded $76,780,657 at December 31, 2010, the Registrant’s financial statements arguably should have reflected an accrual of the entire remaining reimbursable initial offering costs, equal to $137,576 at the time (i.e., $3,199.45 multiplied by 43 months remaining in the amortization period). In the case of 2010, the difference between the $137,576 that arguably should have been recorded as a liability and the liability that was actually recorded amounts to approximately 0.12% of the Registrant’s net asset value at December 31, 2010 and, again, is immaterial.

Millburn further believes that any amortization of Registrant’s initial offering costs in future years will also have an immaterial effect on Registrant’s financial statements. Accordingly, Millburn believes that any potential benefit of recording these immaterial adjustments does not justify the additional administrative burden associated with maintaining books for financial reporting purposes that differ from books and records for purposes of calculating partners’ net asset value pursuant to the LPA.

Ms. Sonia Gupta Barros

February 7, 2012

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accompanying this letter, is the written statement from the Registrant acknowledging the foregoing statements.

Thank you very much for your time and attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.

Very truly yours,

/s/ Daniel F. Spies